FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                          For the month of January 2006




                                 STEALTHGAS INC.
                              331 KIFISSIAS AVENUE
                                 ERITHREA 14561
                                 ATHENS, GREECE

                             (011)(30)(210) 625 2849
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes [_] No [X]



INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc.
on January 30, 2006



Exhibit 1






      StealthGas Files Detailed Report For The Third Quarter

ATHENS, GREECE, January 30, 2006. STEALTHGAS INC. (NASDAQ:GASS) today announced that on Wednesday, January 25, 2006, it has filed with the Securities and Exchange Commission (SEC) under cover of form 6-K a quarterly report that is in line with the requirements applicable to Form 10-Q, for the quarterly period ended September 30, 2005.

Harry Vafias, President and CEO commented: "We are happy to announce the filing of this report. Even though we are not subject to the same reporting requirements applied to US domestic companies we are committed to adhere to the same principles of financial disclosure. Therefore, as of today and on a quarterly basis going forward, StealthGas plans to continue to file reports similar to those filed by US companies."

This quarterly report can be accessed on the SEC website with the Edgar Filings and also on the corporate website of StealthGas, at www.Stealthgas.com, in the investor relations section under "Quarterly and Annual Reports"

Once  available, to get direct access to the filing,  please  copy
and    paste    the    link   below   it   into   your    browser:
http://www.irwebpage.com/stealthgas/ir_reports.html

About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 21 LPG carriers, and intends to acquire 2 additional LPG carriers. Once this acquisition is completed, STEALTHGAS's fleet will be composed of 23 LPG Carriers with a total capacity of 98,916 cubic meters (cbm). STEALTHGAS's shares are listed on NASDAQ and trade under the symbol "GASS".

Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:
Andrew J. Simmons
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                Stealthgas, Inc.
                                  (Registrant)

Dated:  January 31, 2006                      By: /s/ Andrew J.Simmons



                                             ----------------------------------
                                             Andrew J. Simmons
															Chief Financial Officer










                                  End of Filing